January 9, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Poland Receives Bank Loan

Stream Communications Network and Media Inc. (“Company” or “Stream”) is pleased to announce that its subsidiary in Poland has signed an agreement for a bank loan of 1 million Polish zlotys (approx $300,000 USD).   As mentioned in a previous news release the proceeds will be spent to continue the Company’s investment project of converting Stream’s entire network to two-way transmission.

“Receiving this banking facility proves that Stream’s Polish subsidiaries present healthy balance sheets and is reliable partners to the Polish financial institutions.  The investment project is a significant part of the Company’s development plan for the year 2006”, said Iwona Kozak, President of Stream.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.